08028121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/14/06 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFRI SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P O. Box No.)

242 CALIFORNIA STREET
(No and Street)

SAN FRANCISCO, (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. HENDRICKSON (415) 394-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAORO ZYDEL & HOLLAND LLP
(Name – *if individual, state last, first, middle name*)

135 MAIN STREET, 9TH FLOOR (Address) SAN FRANCISCO, (City) CA (State) 94105 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN J. HENDRICKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFRI SECURITIES LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING PARTNER

Title

Notary Public

GLENN MATHEW TURNER
Commission # 1676046
Notary Public - California
San Francisco County
My Comm. Expires Jun 18, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26 day of Febuary, 2008, by JOHN J HENDRICKSON proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

GLENN MATHEW TURNER
Commission # 1676046
Notary Public - California
San Francisco County
My Comm. Expires Jun 18, 2010

(Seal)

Signature ____________________

SFRi SECURITIES LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

December 31, 2007

CONTENTS

DAORO ZYDEL & HOLLAND LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Management
SFRi Securities LLC

We have audited the accompanying statement of financial condition of SFRi Securities LLC as of December 31, 2007, and the related statements of earnings, changes in member's equity, and cash flows for the period from November 14, 2006 (registration) through December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFRi Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the period from November 14, 2006 (registration) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel + Holland LLP

San Francisco, California
February 27, 2008

135 Main Street, 9th Floor, San Francisco, CA 94105 • Main: 415.781.2500 • Toll Free: 877.681.2500 • Fax: 415.781.2530

www.dzh.com

SFRi Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	140,534
Prepaid expenses		195
	$	140,729

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	3,497
MEMBER'S EQUITY		137,232
	$	140,729

The accompanying notes are an integral part of this statement.

SFRi Securities LLC

STATEMENT OF EARNINGS

For the period from November 14, 2006 (registration) through December 31, 2007

REVENUES	
Consulting fees	$ 102,083
NASD/NYSE consolidation rebate	35,000
Interest income	3
Total revenue	137,086
OPERATING EXPENSES	
Broker registration fees	2,702
Professional fees	15,591
Other expenses	1,568
Total expenses	19,861
NET EARNINGS	$ 117,225

The accompanying notes are an integral part of this statement.

SFRi Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the period from November 14, 2006 (registration) through December 31, 2007

		Member's Equity
Member's equity - beginning of period	$	15,007
Member contributions		5,000
Net earnings		117,225
Member's equity - end of period	$	137,232

The accompanying notes are an integral part of this statement.

SFRi Securities LLC

STATEMENT OF CASH FLOWS

For the period from November 14, 2006 (registration) through December 31, 2007

Cash flows from (to) operating activities:	
Net earnings	$ 117,225
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(195)
Accounts payable	3,497
Net cash provided by operating activities	120,527
Cash flows from (to) financing activities:	
Member contributions	5,000
Net cash provided by financing activities	5,000
NET INCREASE IN CASH	125,527
Cash - beginning of period	15,007
Cash - end of period	$ 140,534

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), which was formerly the National Association of Securities Dealers (NASD). The Company was formed as a Delaware Limited Liability Company on May 12, 2006. In accordance with the Limited Liability Act, no member shall be personally liable for any liability of the Company.

1. Accounting Method

The Company maintains its records on the accrual basis of accounting. The Company operates under a "fully-disclosed" basis, whereby customers' money and security transactions are transacted and recorded by another brokerage house. Therefore, the computation pursuant to Rule 15c3-3 is not required.

2. Cash

The Company maintains cash deposits with one bank located in San Francisco, California. At times, such deposits exceed applicable insurance limits.

3. Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

4. Income Taxes

No provision is made in the accompanying financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of the Company's sole member.

NOTE B - EXPENSE SHARING AGREEMENT

The Company entered into a cost sharing agreement with SFRi, an affiliate through common ownership. The affiliate has agreed to absorb all overhead costs, including rent and office expenses, as defined in the agreement.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The computation of net capital and required net capital (6 2/3% of aggregate indebtedness or $5,000 whichever is greater) amounted to $137,037 and $5,000, respectively, at December 31, 2007.

SUPPLEMENTAL INFORMATION

Schedule I

SFRi Securities LLC

As of December 31, 2007

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Net Capital	
Total member's equity	$ 137,232
Deduct member's equity not allowable for net capital	(195)
Total member's equity qualified for net capital	$ 137,037
Aggregate indebtedness	
Accounts payable	$ 3,497
Total aggregate indebtedness	$ 3,497
Minimum net capital requirement (6 2/3% of $3,497)	$ 234
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 132,037
Excess net capital at 1000 percent	$ 136,687
Percent of aggregate indebtedness to net capital	3 %

There are no material differences from the Company's computation included in Part II of Form X-17A-5.

Schedule II

SFRi Securities LLC

As of December 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(i), limited business.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not Applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Management
SFRi Securities LLC

In planning and performing our audit of the financial statements of SFRi Securities LLC as of and for the period ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 - continued

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 - continued

This report is intended solely for the information and use of the Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Darrow Zydel & Holland LLP

San Francisco, California
February 27, 2008

END